SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 13, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT INTRODUCES NEW NDD RATE TO SPUR LANDLINE BUSINESS”.

February 13, 2005	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT INTRODUCES NEW NDD RATE TO SPUR LANDLINE BUSINESS”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

February 13, 2005

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT INTRODUCES NEW NDD RATE TO SPUR LANDLINE BUSINESS”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  February 13, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

11.              Item 9 – Other Events

Attached hereto is a press release entitled “PLDT INTRODUCES NEW NDD RATE TO SPUR LANDLINE BUSINESS”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 13 February 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT introduces new NDD rate to spur landline business

MANILA, Philippines, February 13, 2005 – Philippine Long Distance Telephone Co. has recently introduced a promotional flat rate of P10 for national direct dialing (NDD) calls and calls to Smart and Talk ‘N Text subscribers to encourage usage of the landline and gain new subscribers.

Instead of the usual per minute charge pegged at P5.00 per minute for NDD and P13.75 per minute for calls to cellular phones, PLDT fixed line subscribers now have to pay only P10 per call regardless of how long the call takes.

PLDT Retail Business Group Head Butch Jimenez said this new pricing scheme follows the P50 peso per day scheme that PLDT tested on Christmas Day and New Year’s Day.

“We expect an increase in new subscribers from these affordable call plans that we have initiated,” he said. “The results of our earlier tests proved encouraging, so we are again launching a promo that will make NDD calls and calls to Smart and Talk ‘N Text even more affordable.”

During the last 4 years, PLDT has lost an average of 85,000 subscribers per year primarily due to the popularity of the cellular phone. But with the new rate the Company recently tested, PLDT is on track to reverse that trend and start registering a net gain of subscribers for 2005.

Jimenez said reconnection figures also look promising for PLDT. In 2002, only 32 percent of those that were temporarily disconnected requested for reconnection. In 2003, 30 percent reconnected. In 2004, reconnection rate went up to 50 percent, while for 2005, PLDT is targeting a reconnection rate of over 70 percent.

“One of our main objectives in the retail business group is to make the landline relevant again to our subscribers, our recent moves seem to prove we are in the right direction,” he said.

PLDT’s latest offering shows its dominance in terms of subscriber base. It has opened the new rate to over 19 million Smart and Talk ‘N Text subscribers and nearly 2 million PLDT landline subscribers. Major independent phone companies in the provinces and PLDT subsidiaries and affiliates such as PLDT Clark Telecom Inc., Subic Telecommunications Company Inc. and PLDT-Maratel Inc. are also included. All told, the plan is open to over 21 million subscribers – a base no other phone company can provide.

Recently, PLDT also drove down the price of its narrowband dial-up service, VIBE, to a promotional monthly plan of P99 per month for more than 99 hours of Internet use per month (peak and off-peak hours).

“The subscriber uptake of our new Vibe plan has been overwhelming,” said Jimenez. “If there is one thing that will make a PLDT subscriber keep his landline, it will be access to the Internet. So this strategy allows us to be successful on two fronts—generating additional revenue and keeping our landline subscribers hooked.”

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Butch Jimenez

PLDT Senior Vice President for Retail Business Group

Tel. No. +63 2 8168468

Email: mgjimenez@pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: February 13, 2005